UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41842

Abivax SA

(Translation of registrant’s name into English)

7-11 boulevard Haussmann

75009 Paris, France

+33 (0) 1 53 83 08 41

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On May 4, 2026, Abivax SA (the “Company”) entered into a Purchase Agreement (the “Purchase Agreement”) with the royalty certificate holders named therein (the “Holders”). Each of the Holders is the holder of one (1) royalty certificate of the Company (the “Certificates”). Subject to the terms and conditions set forth in the Purchase Agreement, the Holders agreed to sell the Certificates to the Company at an aggregate purchase price equal to $45.0 million and 403,347 American Depositary Shares (“ADSs”), each representing one ordinary share, nominal value €0.01 per share, of the Company to be issued in a private placement (the “New Shares”).

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed herewith as Exhibit 10.1 and incorporated by reference herein.

On May 5, 2026, the Company published a press release entitled “Abivax Announces Repurchase of Royalty Certificates and Pricing of $45M (€38.5M) Offering of American Depositary Shares.” A copy of the press release is filed herewith as Exhibit 99.1 and incorporated by reference herein.

On May 7, 2026, the Company filed a prospectus supplement (“Prospectus Supplement”) to its effective shelf registration statement on Form F-3ASR (File No. 333-288884) filed with the Securities and Exchange Commission on July 23, 2025. The Company filed the Prospectus Supplement for the purpose of registering the offer and resale from time to time of up to 403,347 ADSs held by the Holders identified in the Prospectus Supplement.

The legal opinion of Dechert (Paris) LLP relating to the legality of the issuance and sale of the New Shares underlying the ADSs registered by the Prospectus Supplement is filed herewith as Exhibit 5.1 and incorporated by reference herein.

Incorporation by Reference

This Report on Form 6-K, including Exhibits 5.1, 10.1, 23.1 and 99.1, shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-288884 and 333-283336) and Form S-8 (File Nos. 333-286069 and 333-294544) and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

Exhibit 5.1	Opinion of Dechert (Paris) LLP, French counsel to the Company

Exhibit 10.1*	Purchase Agreement, dated May 4, 2026, among the Company and the Holders

Exhibit 23.1	Consent of Dechert (Paris) LLP (included in Exhibit 5.1)

Exhibit 99.1	Press Release, dated May 5, 2026

*	Certain exhibits and schedules to this agreement have been omitted. The Company hereby agrees to furnish supplementally to the SEC, upon its request, any or all of such omitted exhibits or schedules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Abivax SA
(Registrant)

Date: May 7, 2026	/s/ Marc de Garidel
Marc de Garidel
Chief Executive Officer